UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

CAPITAL GROUP conservative equity ETF

Address of Principal Business Office (No. & Street, City, State, Zip Code):

6455 Irvine Center Drive

Irvine, California 92618-4518

Telephone Number (including area code):

(213) 486-9200

Name and Address of Agent for Service of Process:

Katherine Z. Solomon

Associate Counsel, Fund Business Management Group

Capital Research and Management Company

333 South Hope Street

Los Angeles, California 90071-1406

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the

Investment Company Act of 1940 concurrently with the filing of Form N-8A:

YES: X NO:

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles, State of California, on the 6th day of February, 2024.

Signature:

CAPITAL GROUP conservative equity ETF (Name of Registrant)

By: /s/ Michael R. Tom

Michael R. Tom,

Secretary

Attest: /s/ Erik A. Vayntrub

Erik A. Vayntrub,

President